

SPARTAN STORES, INC.

THE FOOD PEOPLE

Investment Highlights

➢ Retail acquisitions have created a significant regional food retailer

➢ Spartan's neighborhood market strategy has successfully competed with Meijer's, Wal-mart and Kroger in several Michigan and Ohio Markets

➢ Significant growth opportunities as a result of:

  ➢ Acquisitions of retailers
  ➢ Shift of business to higher margin segments of food industry
  ➢ Synergies as a result of acquisition integration

Investment Highlights - Continued

➢ Strong distribution base from which to grow retail operations

➢ Experienced management team; additional talent added

➢ Fiscal year 2000 Pro Forma sales of $3.8 billion

➢ Strong comp store sales growth of 5.4% through second quarter (24 weeks) of Fiscal year 2001

Retail Division



Retail Division - Continued

➢ $1.3 billion in annualized revenues

➢ Operates: 93 grocery stores and 25 deep discount food/drug combo stores

  ➢30 stores throughout Northern and Central Michigan

  ➢16 stores in metropolitan Grand Rapids, Michigan

  ➢72 stores in southern Michigan, Toledo, Ohio and central Ohio markets

➢ Employs approximately 9,000 associates

Retail Division - Continued

➢ Grocery Store Format

   ➢ Sizes range from 16,000 to 60,000 sq. ft.

   ➢ Average 40,000 sq. ft.

   ➢ Offer services such as bakery, deli, pharmacy and banking

   ➢ Significant "niche" between 100,000+ sq. ft. supercenters and 10,000 sq. ft. convenience stores

➢ Food/Drug Combo Store Format

   ➢ Sizes range from 10,000 to 50,000 sq. ft.

   ➢ Average 29,000 sq. ft.

   ➢ 90 percent overlap with grocery store product offering

   ➢ Increased focus on general merchandise and seasonal offerings

Retail Division, Continued

Pro Forma Second Quarter Retail revenues from 0% to 37.1% in 24 Months

Pro Forma Retail revenues as % of total revenues



Retail Division, Continued

Retail store growth from 0 to 118 in 24 months

Number of Retail Stores



FY 1999   FY 2000 (47)   FY 2001 (118)

24 weeks ended 9/9/00

Metropolitan Market Share

➢ *Spartan's retail grocery stores have strong market share in their specific markets*



Wholesale Division



Wholesale Division

Grocery Distribution

➢ $1.4 billion of annualized revenues (after elimination)

➢ 9th largest grocery wholesaler in U.S.

➢ Distribute over 40,000 products

➢ Extensive private label offering (over 2,000 SKU's)

➢ Serve approximately 350 independent locations in MI, IN, OH

➢ Distribution facilities total approximately 2.1 million sq. ft. with locations in: Grand Rapids, MI, Plymouth, MI and Toledo, OH

Wholesale Division - Continued

Convenience Distribution

➢ Annualized revenues of $.9 billion

➢ 6th largest convenience store wholesaler in U.S.

➢ Serve 9,600 locations in 8 states (Michigan, Georgia, Illinois, Indiana, Kentucky, Ohio, Pennsylvania and West Virginia)

➢ Distribution facilities total 340,000 sq. ft with locations in (Grand Rapids, Gahanna and Louisville)

Michigan Market Share

➢ **Spartan supplied and owned grocery stores have the leading market share in Michigan**



Company Facts -- Sales Mix

Spartan Stores, Inc.
March 27, 1999 Sales Mix



Grocery Distribution
67.5%

Real Estate
0.4%

Convenience Distribution
31.5%

Insurance
0.6%

$2.7 Billion in Revenues

Company Facts --Sales Mix

➢*Increasing retail revenues*

**Spartan Stores, Inc. Pro Forma
Sales Mix
(24 Weeks ended Sept. 9, 2000)**



$1.8 Billion in Pro Forma Revenues

Company Vision

➢ Dominant regional food retailer operating neighborhood markets with the scale and efficiency of a self-distributing chain

➢ Capitalize on our 83 year history of being a partner to the neighborhood supermarket operator

➢ Goal of reaching $7 billion in annual revenue by the end 2005

Business Strategy

➢ Diversify Business Operations

➢ Position the Company as the neighborhood market while taking advantage of Spartan's overall scale

➢ Focus on acquisitions throughout the Midwestern U.S. Become the acquirer of choice for high quality independent retail grocers who operate neighborhood markets

Business Strategy - Continued

➢ Create a Spartan retail marketing network

➢ Continue to offer value-added wholesale services to existing distribution customers

➢ Be a low cost, efficient operator

Wholesale Operations Strategy

➢ Continue position as value added partner to independent retail customers

➢ Leverage strength as the #9 supermarket wholesaler

➢ Leverage strength as the #6 convenience store wholesaler

➢ Continue to rationalize products, services and operations to be the most cost effective wholesaler in markets served

➢ Provides foundation for growth strategy

Neighborhood Market Strategy

➢ Alternative to the "supercenters"

➢ Targeted merchandise selection recognizing unique demographics -- with the scale and efficiencies of a self-distributing chain

➢ Convenient locations

Neighborhood Market Strategy, Continued

➢ Pricing strategy

  ➢ Employ high/low promotional merchandising message

  ➢ Comprehensive "background" pricing program to identify margin opportunities within each category

  ➢ Enhanced margin and sales by establishing "value" as the focus of marketing efforts

Neighborhood Market Strategy, Continued

- ➢ Superior quality "branded" perishable offerings
  - ➢ Deliver variety, quality, freshness and value to draw customers

- ➢ Prepared foods
  - ➢ Introduction of innovative, fresh and convenient food service programs

- ➢ Expanded multi-tiered private label program(one of the most successful in industry)
  - ➢ Higher margins
  - ➢ Build brand and store loyalty
  - ➢ Create leverage with packaged good manufacturers

Neighborhood Market Strategy, Continued

➢ Special emphasis on in-store merchandising to drive sales and margin

➢ Continue to remodel and develop stores to drive neighborhood market strategy

Retail Marketing Network Strategy

➤ Synergistic approach to marketing and procurement to enhance margins and sales by bringing the benefits of a self-distributing chain to the independent grocer

   ➤ Common marketing and promotional programs across banners

   ➤ Common procurement programs

➤ Benefits

   ➤ Guaranteed execution to manufacturer

   ➤ Reduces distribution and transportation costs

   ➤ Increased impact of promotions across network

   ➤ Reduced administrative cost for network participants

➤ Bridge between traditional wholesale customers and acquired chains

Acquisition Strategy

➢ Key element to earnings growth

➢ Acquisition criteria

  ➢ Exit strategy of choice for independent grocery retailers operating neighborhood markets

  ➢ Consolidation of chains in contiguous markets throughout the Midwestern United States

  ➢ Profitable stores that can benefit from more efficient management and increased buying leverage

  ➢ Accretive to earnings within 12 to 24 months

➢ Acquisitions will be targeted to add an additional 5%-10% revenue growth annually



Spartan Stores, Inc.
THE FOOD PEOPLE

Acquisition Strategy - History

	Acquisition Date	Number of Stores
Ashcraft's Markets	January 1999	8
Family Fare Supermarkets	March 1999	13
Glen's Markets	May 1999	22
Great Day Food Centers	December 1999	3
Food Town Super Markets	August 2000	72







Food Town Assimilation

- Positive sales trends

- Positive employee response

- Management changes

- Improved in-stock

- Revised marketing program

- Commenced roll-out of Spartan private label

Food Town Acquisition Synergies

➢ Acquisition synergies from Food Town expected to result in at least $6 million in cost reductions during fiscal year ended March 31, 2002

  ➢ Elimination of duplicative overhead

  ➢ Merchandise procurement

  ➢ Warehouse and transportation

  ➢ Marketing programs

  ➢ Expansion of private label program

  ➢ Implementation of best practices across company

Streamline Existing Operations

➢ Increase EBITDA margin to between 3.5% and 4.0%

   ➢ Drive distribution costs to best in class

   ➢ Consolidate administrative functions

   ➢ Consolidate purchasing functions

   ➢ Leverage purchasing scale across operating units and customers served

Financial Overview



➢ *Spartan has realized strong sales growth*

($ in 000's)

- **Comparative store sales increase of 2.3%**

Financial Overview, Continued

➢ **Sales Through Second Quarter (24 weeks) of Fiscal 2001 and Fiscal 2000**

($ 000's)



- **Total Sales Increase of 7.6%**

Financial Overview, Continued

➢ *With solid EBITDA performance*

($ in 000's)



Financial Overview, Continued

➢ *EBITDA Through Second Quarter (24 weeks) of Fiscal 2001 and Fiscal 2000*

($ 000's)



Note: For the first two quarters of Fiscal 2000, EBITDA excludes a restructuring charge of $792K

19.5% Increase In EBITDA

Financial Overview -- Pro Forma

($ in 000's)

Pro Forma Sales



Pro Forma EBITDA (1)



(1) Includes unusual and non-recurring gains of $7.0 million in fiscal year 1999 and $0.5 million in fiscal year 2000. (After-tax of $4.4 million and $0.3 million in fiscal 1999 and 2000,respectively.)

Note: Pro forma to give effect to Spartan's retail acquisitions.

Financial Overview -- Pro Forma

> *Through Second Quarter (24 Weeks) of Fiscal 2001 and Fiscal 2000*

($ in 000's) Pro Forma Sales   Pro Forma EBITDA





Financial Overview -- *Through Second Qtr (24 Weeks) (9/9/2000)*

Combined Balance Sheet ($ in 000's)	Actual Sept. 9, 2000	Actual March 25, 2000
Cash and Marketable Securities	$ 89,463	$ 57,050
Other Current Assets	293,063	199,729
Other Assets	166,008	135,202
Net Property & Equipment	274,644	178,592
Total Assets	$ 823,178	$ 570,573
Total Current Liabilities	$ 241,098	$ 144,470
Current Portion of Long-term Debt	26,612	23,862
Long-term Debt & Capital Lease Obligations	320,714	266,071
Other Long-term Liabilities	24,535	10,163
Total Shareholder's Equity	210,219	126,007
Total Liabilities & Shareholder's Equity	$ 823,178	$ 570,573

Summary Update of "Current Events"

➤ Strong comp store sales growth of 5.4%

➤ Assembling additional talent to ensure success

   ➤ Rick Corbitt, Div. VP of Finance - Retail (Kroger)

   ➤ Ross England, Div. VP of Pharm Operations (Raley's)

   ➤ Gary James, Div. VP of Food Town Operations (H.E.B.)

   ➤ Pat Kameen, Treasurer (Geisinger/Servistar)

   ➤ Sheridan Lewis-Rardin, Div. VP - Food Service Operations (H.E.B.)

➤ Reductions of Corporate staff

"Current Events", Continued

➢ Rationalization of distribution capacity

    ➢ Consolidation of convenience store distribution facility

       - announced closure of Sandusky Distribution Center

Summary

➢ Accelerate growth through retail acquisitions

➢ Accomplish synergies through integration of acquisitions

➢ Focus on neighborhood market strategy

➢ Significant opportunities to streamline operations, reduce costs and create long-term shareholder value

Forward Looking Statements

This presentation contains expectations and other forward-looking statements about Spartan Stores, Inc. and Seaway Food Town, Inc. and the business and operations of Spartan Stores that involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that may cause such a difference include factors described in the Spartan Stores' Registration Statement on Form S-4, the Annual Report on Form 10-K and other filings with the SEC. Spartan Stores disclaims any intention or obligation to update or revise any forward-looking statement.



spartan stores, inc.

THE FOOD PEOPLE